Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor Logistics LP
Commission File No.: 001-35143

The following investor presentation was posted to Marathon Petroleum Corporation’s website, https://www.marathonpetroleum.com/Investors/, on June 3, 2019.